UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SOC Telemed, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78472F101
(CUSIP Number)

Harsha G. Marti

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

With a copy to:

William Hughes, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS SOC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

2

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI Finance, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

3

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

4

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

5

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

6

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

7

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

8

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

9

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

10

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

11

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

12

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2020 (the “Schedule 13D”) and is being filed jointly on behalf of: (i) SOC Holdings LLC, a Delaware limited liability company (“SOC Holdings”), (ii) WPXI Finance, LP, a Delaware limited partnership (“WPXIF”), (iii) WPXI GP, L.P., a Delaware limited partnership (“WPXIF GP”), (iv) Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WPXI”), (v) Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WPXI Partners”), (vi) Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), (vii) WP Global LLC, a Delaware limited liability company (“WP Global”), (viii) Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), (x) Warburg Pincus & Co. (“WP”), a New York general partnership and (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”). This Amendment relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SOC Telemed, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

Consent under Investor Rights Agreement

On March 26, 2021, the Issuer entered into a Membership Interest and Stock Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, Access Physicians Management Services Organization, LLC (“Access Physicians”), HEP AP-B Corp. (“Blocker”), Health Enterprise Partners III, L.P. (“Blocker Seller”), the persons listed on Exhibit A thereto (collectively with Blocker Seller, the “Sellers”), and AP Seller Rep, LLC, as representative of the Sellers, pursuant to which the Issuer, among other things, acquired Access Physicians (such collective transactions, the “Acquisition”). Concurrently with the execution of the Purchase Agreement, the Issuer and Christopher Gallagher, M.D., the Chief Executive Officer of Access Physicians, entered into a Board Nomination Rights Agreement, dated as of March 26, 2021 (the “Board Nomination Rights Agreement”), pursuant to which the Issuer agreed to increase the size of the Board of Directors of the Issuer (the “Board”) by one director and appoint Dr. Gallagher as a Class I Director (as defined in the Issuer’s Second Amended and Restated Certificate of Incorporation) to fill the vacancy thereby created.

Under the terms of the Investor Rights Agreement, as described in Item 6 of the Schedule 13D, the Board may only take action to increase the size of the Board so long as SOC Holdings approves such action. On March 26, 2021, SOC Holdings consented to the Board acting to increase the size of the Board by one director in order to appoint Dr. Gallagher as a Class I Director pursuant to the Board Nomination Rights Agreement, provided that Dr. Gallagher would not be deemed to constitute a designee of SOC Holdings for any purpose under the Investor Rights Agreement. Except as expressly consented in accordance with the foregoing, the Investor Rights Agreement remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

The first sentence of Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on a total of 90,527,249 shares of Class A Common Stock outstanding as of March 24, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 30, 2021, and after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on March 30, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

Voting Support Agreement

In connection with the Acquisition, the Issuer and SOC Holdings entered into Voting Support Agreement dated as of March 26, 2021 (the “Voting Support Agreement”), pursuant to which SOC Holdings agreed to vote the shares of Class A Common Stock beneficially owned by it at the Issuer’s next annual meeting of stockholders in favor of a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a), of the Issuer’s issuance of shares of Class A Common Stock as contingent consideration pursuant to the terms of the Purchase Agreement that, together with the number of shares of Class A Common Stock issued to the Sellers pursuant to the Purchase Agreement at the closing of the Acquisition, exceed 19.9% in the aggregate of either (i) the Issuer’s Class A Common Stock outstanding before the closing of the Acquisition or (ii) the total voting power of the Issuer’s securities outstanding before the closing of the Acquisition that are entitled to vote on a matter being voted on by holders of Class A Common Stock (the approval of such proposal, the “Requisite Stockholder Approval”). The Voting Support Agreement will terminate immediately following the occurrence of the Requisite Stockholder Approval or December 31, 2021, whichever occurs first.

Additionally, under the Voting Support Agreement, SOC Holdings agreed, subject to certain exceptions, not to, (i) directly or indirectly, enter into any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or enter into any contract with respect to any of the foregoing, any Class A Common Stock, or any securities convertible into or exchangeable for Class A Common Stock, or any interest in or right to acquire any of the foregoing, whether owned as of the date of the Voting Support Agreement or thereafter acquired (such securities, “Company Securities”), or (ii) deposit any Company Securities into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to Company Securities, or grant any proxy, consent or power of attorney with respect thereto, in each case until June 3, 2021.

The foregoing description of the Voting Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Support Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 5	Voting Support Agreement, dated as of March 26, 2021, by and between SOC Telemed, Inc. and SOC Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021	SOC HOLDINGS LLC

	By:	Warburg Pincus Private Equity XI, L.P., its managing member
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha G. Marti
	Name:	Harsha G. Marti
	Title:	Partner

WPXI FINANCE, LP

	By:	WPXI GP, L.P., its managing general partner
	By:	Warburg Pincus Private Equity XI, L.P., its general partner
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha G. Marti
	Name:	Harsha G. Marti
	Title:	Partner

WPXI GP, L.P.

	By:	Warburg Pincus Private Equity XI, L.P., its general partner
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha G. Marti
	Name:	Harsha G. Marti
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI PARTNERS, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WP GLOBAL LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Managing Director